Exhibit 4(c)(x)
Life Insurance Company (U.S.A.)
WAIVER OF WITHDRAWAL CHARGE RIDER
WAIVER OF WITHDRAWAL CHARGE UPON OCCURRENCE OF TRIGGERING EVENTS
We agree to waive any applicable Withdrawal Charge prior to the date annuity payments have commenced if 1) beginning at least [30 days] after the Effective Date a Triggering Event occurs and 2) the Covered Person’s attained age is less than [80] on the Effective Date of the certificate.
Triggering Events
Triggering Events are:
1.	A Covered Person being diagnosed with a first occurrence of any Covered Condition; and
2.	A Covered Person’s confinement in a Nursing Home.
For 2. to be a Triggering Event, the following conditions must be met:
a.	a Covered Person’s confinement is for at least [90 consecutive days];

b.	a Covered Person is receiving Nursing Care;

c.	such Nursing Care is based on a Physician’s plan in accordance with accepted standards of medical practice, and is Medically Necessary;

d.	such Nursing Care is needed because of a Covered Person’s inability to perform at least two of the Activities of Daily Living without Human Assistance because of either Physical Impairment or Cognitive Impairment; and

e.	such Nursing Care is received while the certificate is in force, and is not assigned.
Definitions
“Activities of Daily Living” means the following activities:
•	Bathing, which means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
•	Continence, which means the ability to maintain control of bowel and bladder functions; and when unable to maintain control of bowel or bladder functions, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).
•	Dressing, which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.
•	Eating, which means feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or by feeding tube or intravenously. Eating does not include preparing a meal.
•	Toileting, which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
•	Transferring, which means moving into or out of a bed, chair, or wheelchair. Transferring does not include the task of getting into or out of the tub or shower.
“Cancer” means a life-threatening malignant tumor consisting of abnormal cell growth that enlarges, spreads, and invades an organ or tissue, or metastasizes to other healthy tissues. This includes lymphomas and leukemias. Diagnosis must be made based on microscopic examination of fixed tissue or preparations from the hemic (blood and bone marrow) system and documented in a written medical pathology report.

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Conditions which are not considered life-threatening critical illnesses are excluded from coverage. Such conditions include, but are not limited to, the following:
1.	Any tumor described as “benign”;
2.	Any skin cancer (e.g. basal cell or squamous cell carcinomas) except recurrent or metastatic malignant melanoma which invades into the dermis of the skin, or beyond;
3.	Premalignant conditions, lesions, polyps;
4.	Cancer “in situ” (where tumor cells lie within the tissue of the site of origin without having invaded neighboring tissue);
5.	Early, non-invasive cancers categorized as T1N0M0* or equivalent staging.

*	The “TNM” system of cancer classification and staging is an expression of the anatomic extent of the cancer. It is based on assessment of three components: T, the extent of the primary tumor; N, the presence of absence and extent of lymph node metastasis; and M, the presence or absence of distant metastasis. For purposes of determining eligibility for benefits under this certificate, the insurer will rely on the American Joint Committee on Cancer classification standards for TNM staging.
“Cognitive Impairment” means a deficiency in a person’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness.
“Covered Condition” means, as defined herein, cancer, heart attack, organ transplant, renal failure, or stroke.
“Covered Person” means the Certificate Owner and the Certificate Owner’s Spouse. “Covered Person” will mean the Annuitant and the Annuitant’s Spouse if the certificate is owned by a Trust.
“First occurrence” means the first time a Covered Person is diagnosed by a Physician as having a Covered Condition. We reserve the right to confirm the diagnosis with a Physician of our election and at our expense.
“Heart attack” means the death of a portion of heart muscle (myocardium) resulting from a blockage of the coronary arteries. Diagnosis is based on three criteria being present: 1) a history of typical prolonged chest pain; 2) new EKG changes; and 3) elevation of cardiac enzymes above standard laboratory levels of normal.
“Human Assistance” means physical, hands on, assistance in the case of Physical Impairment or verbal direction or supervision in the case of a Cognitive Impairment, which helps another person to perform Activities of Daily Living.
“Medically Necessary” means appropriate and consistent with the diagnosis in accord with accepted standards of practice, and which could not have been omitted without adversely affecting the individual’s condition.
“Nursing Care” means skilled or intermediate care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker, or registered dietitian.
“Nursing Home” means a facility which meets all of the following requirements:
•	it is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located;
•	has services performed by or under the continual, direct, and immediate supervision of a registered nurse, licensed practical nurse, or licensed vocational nurse, on-site twenty-four (24) hours per day.

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A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.
Nursing Home does not mean:
•	a hospital or clinic;
•	a rehabilitation hospital or facility;
•	an assisted care living facility;
•	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide custodial care;
•	your primary place of residence, including your living quarters in a continuing care retirement community or similar entity;
•	a facility for the treatment of alcoholism, drug addiction, or mental illness.
“Organ transplant” means the actual undergoing of transplantation of heart, lung, liver or bone marrow, but not as the donor.
“Physical Impairment” means a loss of physical functioning which interferes with a person’s ability to perform the Activities of Daily Living. A person with a physical impairment would require hands-on Human Assistance in order to perform the Activities of Daily Living.
“Physician” is a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered. Physician does not include a Covered Person, a Covered Person’s spouse, children, parents, grandparents, grandchildren, siblings, or in-laws.
“Renal failure” means end stage renal failure representing as chronic irreversible failure of both kidneys to function, as a result of which regular renal dialysis is instituted or renal transplantation is carried out.
“Stroke” means a cerebrovascular accident or incident producing neurological impairment and resulting in paralysis or other measurable objective neurological deficit persisting for at least 30 days. Specifically excluded from the definition of stroke are Transient Ischemic Attacks and attacks of Vertebrobasilar Ischemia.
Benefit Procedure
A written request for a withdrawal and adequate proof of a Triggering Event must be received by us no later than 90 days, or as soon thereafter as reasonably possible, from the date of diagnosis of a first occurrence of a Covered Condition or from the date of discharge from a Nursing Home Facility.
Signed for the Company at Boston, Massachusetts.
Secretary

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